Exhibit 99.7

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Osisko Gold Royalties Ltd (the "Company") on Form 40-F for the fiscal year ended December 31, 2019 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Frédéric Ruel, Chief Financial Officer and Vice President, Finance of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 27, 2020

By:	/s/ Frédéric Ruel
Frédéric Ruel
Chief Financial Officer and Vice President Finance